SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 15

                                        to

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                       (Name of Person(s) Filing Statement)

                      Common Stock, par value $.01 Per Share
                Series B Preferred Stock, par value $.10 Per Share Series C Preferred Stock, par value $.10 Per Share
                          (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
               Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                         West Chester, Pennsylvania 19380
                                  (610) 701-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                   on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                              Pamela S. Seymon, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                             New York, New York 10019
                                  (212) 403-1000


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                   This Statement amends and supplements the
         Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9"), with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Penn-sylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communica-tions, Inc., a Delaware corporation (collectively, the "Bid-ders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated February 3, 1995 (the "Supplement"), and the related Letters of Transmittal (which constitute the "Offer"), which were annexed to and filed with the Schedule 14D-9 as Exhibits 1, 14, 2 and 15, respec-tively, as amended and supplemented by filings with the Com-mission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.


         Item 3.   Identity and Background.

                   (b) The information set forth under Item 3(b)(i) ("Certain Arrangements with Comcast, Liberty and the Pur-chaser"), Item 3(b)(ii) ("Contacts between the Company and the Parent Purchasers") and Item 3(b)(iii) ("Certain Agreements relating to the Company and the Offer") of the Schedule 14D-9 is hereby amended and supplemented to include the information set forth in the Supplement under "Introduction," "Financing of the Transaction -- Bank Financing," "-- QVC Bridge Loan," "-- Subordinated Debt Financing" and by the information set forth below.

                   QVC Bridge Loan. In connection with the financing of the Offer, the Board of Directors of the Company has authorized the Company, subject to the negotiation and execution of de-finitive documentation and the satisfaction of the officers of the Company with the other relevant terms and conditions of such loan, to make a loan (the "Company Loan") to the Purchaser of up to $60 million. In addition, the Company would be per-mitted to increase the loan by up to an additional $266 mil-lion, which is approximately equal to the difference between the Purchaser's aggregate costs of financing the Offer and the Purchaser's net acquisition costs to consummate the Offer and the Merger. The increased amount of the loan would be funded from proceeds to be received by the Company from the exercise of QVC Stock Options prior to the closing of the Offer. It is
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         anticipated that the loan will only be drawn down by the Pur-
         chaser to the extent that the Offer and the Merger are not consummated on the same day. The Company Loan will have a term of two months and will bear interest at the Prime Rate (to be defined) plus 2.00% per annum, payable at maturity. The Com-pany Loan will be conditioned upon the Offer expiring no later than 12:00 Midnight, New York City time, on Thursday, February 9, 1995, the time at which the Offer is currently scheduled to expire. The Company Loan will be unsecured and subordinated to the Tender Offer Facility. The Company Loan will be drawn down in one or more installments and only after $1.1 billion of bank financing (all available bank financing), not reduced by any fees or holdback, and all capital contributions are used to purchase Shares tendered in the Offer.

                   In addition, the Company will fund a "rabbi" trust for outstanding Options not exercised in connection with the Offer; however, the amount of such funding will reduce the maximum amount of the Company Loan. See "Certain Agreements relating to the Company and the Offer -- The Merger Agreement" in the Schedule 14D-9 as amended.

                   A copy of the term sheet is filed as Exhibit 16 to the Schedule 14D-9, which is incorporated herein by reference, and the foregoing summary description of the Company Loan is qualified in its entirety by reference to such exhibit.

                   The parties to the Merger Agreement (as defined in the Schedule 14D-9) have amended the Merger Agreement by a First Amendment to the Agreement and Plan of Merger, dated as of February 3, 1995 (the "First Amendment"), to change the structure of the Merger so that the Purchaser, rather than a wholly-owned subsidiary of the Purchaser, will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). After the Merger, the Company would continue as the Surviving Corporation.

                   The First Amendment also provides that (i) the Company, rather than the Purchaser, will fund the "rabbi" trust referred to under "QVC Bridge Loan" above, (ii) the Company is authorized to draw cash funds from the "rabbi" trust for the purpose of repurchasing any outstanding QVC Stock Options for a price equal to the difference between $46 per share and the per share exercise price of such QVC Stock Options at any time after consummation of the Offer, which the Company is permitted to do, (iii) the Company may accelerate the vesting of any outstanding QVC Stock Option, and (iv) the Company is permitted to make the Company Loan.

                   A copy of the First Amendment is filed as Exhibit 17 to the Schedule 14D-9, which is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by reference to such exhibit.
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                   In connection with the First Amendment, the Executive
         Compensation Committee of the Board of Directors of the Company has authorized the acceleration of vesting of certain outstanding QVC Stock Options held by certain executive officers and directors of the Company pursuant to the appli-cable employee stock option plans. In addition, the Board of Directors of the Company has authorized the Company, following the closing of the Offer, to offer to repurchase any outstand-ing QVC Stock Options at any time after consummation of the Offer for a price equal to the excess of $46 per share over the per share exercise price of each such QVC Stock Option.


         Item 8.   Additional Information to be Furnished.

                   The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the information set forth in the Supplement, filed as Exhibit 14 to the Schedule 14D-9 and incorporated herein by reference, and by the information set forth below.

                   According to information contained in Amendment No. 16 to the Schedule 14D-1, filed with the Commission by the Parent Purchasers and the Purchaser on February 3, 1995, the Supplement, dated February 3, 1995, Amendment No. 17 to the
         Schedule 14D-1, filed with the Commission by the Parent Pur-chasers and the Purchaser on February 6, 1995, and the Comcast/ TCI press release, dated February 3, 1995, filed as an exhibit thereto, the Parent Purchasers have extended the expiration date of the Offer to 12:00 Midnight, New York City time, on Thursday, February 9, 1995. The Parent Purchasers have disclosed that they are proceeding with their efforts to obtain the financing necessary to satisfy the condition to the Offer relating to financing, as discussed above under Item 3 and in the Supplement, and, assuming all other conditions to the Offer are satisfied, anticipate that such financing will be obtained by February 9, 1995, the date on which the Offer is scheduled to expire. According to the press release, the Parent Purchasers have disclosed that they do not expect that the Offer will be extended beyond 12:00 Midnight, New York City time, on Thursday, February 9, 1995. The Offer continues to be conditioned upon, among other things, the Parent Purchasers' obtaining sufficient financing to purchase all Shares tendered pursuant to the Offer, to consummate the Merger and to pay related fees and expenses.

                   The foregoing summary description is qualified in its entirety by reference to Amendment No. 16 to the Schedule 14D-1, the Supplement, Amendment No. 17 to the Schedule 14D-1 and the Comcast/TCI press release filed as an exhibit thereto.

                   The information set forth under Item 8(d) of the
         Schedule 14D-9 ("Antitrust") is hereby amended by adding the following information.
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                   By letter dated February 3, 1995, the FTC advised the
         Company that the FTC had closed its investigation with respect to the Offer and Merger. The FTC reserved its right to take such further action as the public interest may require.
















































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         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement, dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.,
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.

              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated, dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC,
                                  Inc., dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).


         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.
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              Exhibit 12**   --   Press release issued by QVC, Inc. and
                                  Comcast Corporation on August 25,
                                  1994.

              Exhibit 13**   --   Letter Agreement, dated as of October
                                  13, 1994, by and among TCI Cable In-
                                  vestments, Inc., Liberty Media Cor-
                                  poration, Tele-Communications, Inc.
                                  and Comcast Corporation.

              Exhibit 14     --   Supplement to Offer to Purchase, dated
                                  February 3, 1995.

              Exhibit 15     --   Revised Letter of Transmittal.

              Exhibit 16     --   Term Sheet in connection with QVC
                                  Bridge Loan to the Purchaser.

              Exhibit 17     --   First Amendment, dated as of February
                                  3, 1995, to Agreement and Plan of
                                  Merger






























         **   Previously filed.
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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: February 9, 1995       By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary







































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                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................



         *     Included with Schedule 14D-9 mailed to Stockholders.

         **    Previously filed.
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         Exhibit 12** -- Press release issued by QVC, Inc. and Comcast
                         Corporation on August 25, 1994..........


         Exhibit 13** -- Letter Agreement, dated as of October 13, 1994, by and among TCI Cable Investments, Inc., Liberty Media Corporation, Tele-Communications, Inc. and
                         Comcast Corporation.....................

         Exhibit 14   -- Supplement to Offer to Purchase, dated February
                         3, 1995.

         Exhibit 15   -- Revised Letter of Transmittal.

         Exhibit 16   -- Term Sheet in connection with QVC Bridge Loan to
                         the Purchaser.

         Exhibit 17   -- First Amendment, dated as of February 3, 1995, to
                         Agreement and Plan of Merger

























         **    Previously filed.







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